

02007196

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-31529

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only
FIRM ID. NO.

Fortis Securities Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

520 Madison Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jose E. Jimenez — (212) 418-8719
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

757 Third Avenue	New York	NY	10017
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jose E. Jimenez, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Fortis Securities Inc. as of December 31, 2001, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Jose E. Jimenez
Treasurer and Financial Operating Officer



Notary Public

JOSEPH A. FRANZESE
Notary Public, State of New York
No. 43-4835970
Qualified In Richmond County
Commission Expires June 30, 2003

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (Loss)
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital pursuant to Rule 15c3-1
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent auditor's report on internal accounting control by Securitites and Exchange Commission's Rule 17a-5.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



FORTIS SECURITIES, INC.

(A Wholly Owned Subsidiary of Fortis Capital Holdings Inc.)

Statement of Financial Condition

December 31, 2001

(With Independent Auditors' Report Thereon)

FORTIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Fortis Capital Holdings Inc.)

Table of Contents



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors of
Fortis Securities, Inc.:

We have audited the accompanying statement of financial condition of Fortis Securities, Inc. (the Company), a wholly owned subsidiary of Fortis Capital Holdings Inc., as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Fortis Securities, Inc. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 20, 2002



FORTIS SECURITIES, INC.

(A Wholly Owned Subsidiary of Fortis Capital Holdings Inc.)

Statement of Financial Condition

December 31, 2001

Assets

Cash and cash equivalents	$	10,626,119
Receivable from brokers and deposit with clearing organization		11,397,978
Receivable from customers		4,016,952
Fail to deliver		620,245
Receivable from parent and affiliates		1,486,276
Fixed assets, at cost, less accumulated deprecation and amortization of $19,302		55,101
Deferred tax asset		467,038
Prepaid and other assets		13,300
Total assets	$	28,683,009

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	$	2,701,345
Payable to brokers		14,533,110
Payable to customers		907,973
Payable to affiliates		621,612
Total liabilities		18,764,040
Commitments and contingencies		
Stockholder's equity:		
Common stock, $.10 par value, 1,000 shares authorized, 800 shares issued and outstanding		80
Additional paid-in-capital		24,549,920
Retained deficit		(14,631,031)
Total stockholder's equity		9,918,969
Total liabilities and stockholder's equity	$	28,683,009

See accompanying notes to the statement of financial condition.

(1) Organization and Summary of Significant Accounting Policies

Fortis Securities, Inc. (the "Company") is a wholly owned subsidiary of Fortis Capital Holdings Inc. (the "Parent"). The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company acts as an introducing broker/dealer and clears its customer transactions with various broker/dealers pursuant to clearance agreements.

For the year ended December 31, 2001, a substantial portion of total revenues was earned in connection with Securities Trading, with the remaining amount generated by Investment Finance. The Securities Trading division provides brokerage services and investment advice primarily for US clients in European markets. Under its investment banking operations, conducted through its Investment Finance division, which had been discontinued in 1997, the Company received residual income from its prior operations. The prior operations of the Investment Finance division included the selling of direct participation units of special purpose companies, and private placements of debt and equity securities.

Securities transactions are recorded on a trade-date basis.

The Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

Fixed assets are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets for financial reporting purposes.

The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the financial statements using the provisions of the enacted tax laws. Deferred tax assets and liabilities are recognized for the estimated future tax effects of temporary differences. The amount of deferred tax assets is reduced, if necessary, to the amount that, based on available evidence, will more likely than not be realized.

SFAS No. 107, "Disclosure about Fair Value Instruments," requires the disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition, for which it is practicable to estimate that value. At December 31, 2001, the fair value of the Company's financial instruments was not materially different from their respective carrying value.

The preparation of a statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(2) Income Taxes

At December 31, 2001, the Company has a gross deferred tax asset of approximately $10,394,091 relating primarily to net operating losses. The Company has recognized a valuation allowance to offset $9,927,053 of this deferred tax asset, relating to the pre-ownership change benefits.

As previously noted, an ownership change occurred during 1997. Due to this ownership change, the realization of pre-ownership change net operating losses, which are in excess of $23 million on a pre-tax basis, is dependent on the value of the Company at the time of ownership change. A specific valuation of the Company has not currently been performed. If at the time such valuation is made and the assessed value of the Company is determined to be minimal, a substantial portion of the pre-ownership change benefits would be charged off against their related valuation allowance.

(3) Net Capital Requirements

As a registered broker/dealer and a member organization of the NASD, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission. The Company has elected to compute its capital under the alternate method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to $250,000 or 2% of Rule 15c3-3 aggregate debit items, as defined. Net capital and aggregate debit items change from day to day but as of December 31, 2001, the Company had net capital of $7,897,254 that was $7,647,254 in excess of the minimum required net capital of $250,000.

(4) Employee Benefit Plans

The Company sponsors a group profit-sharing plan (the "Plan") and a 401(k) savings plan (the "401(k) Plan"). Any employee who has completed 6 months of service, as defined in the Plan, is eligible to fully participate in the Plan. The Company makes a 100% matching contribution for the first 4% of eligible participants contributions and 50% matching contribution for the next 2% of eligible participants contributions, subject to certain limitations as defined in the 401(k) Plan.

(5) Receivable from Brokers

The clearing and depository operations for customers' security transactions are provided by various broker/dealers. At December 31, 2001, the receivable from brokers and payable to brokers represents cash maintained at the clearing brokers and commissions receivable earned as an introducing broker for the transactions of its customers as well as customer unsettled trade transactions.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. As of December 31, 2001, no amounts were owed under this provision.

(6) Contingencies

In the ordinary course of business, the Company may be involved in certain legal proceedings. The Company believes that these matters will ultimately be resolved for amounts that are not material to the financial position of the Company.



345 Park Avenue
New York, NY 10154

Independent Auditors' Report on
Internal Control Required by the Securities and Exchange
Commission's Rule 17a-5

To the Board of Directors of
Fortis Securities, Inc.

In planning and performing our audit of the financial statements of Fortis Securities, Inc. (the "Company") for the year ended December 31, 2001 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC" or the "Commission"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

KPMG LLP

February 20, 2002